Filed by America Online, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: AOL Time Warner Inc.
                           Commission File No. 001-12143

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the following, in particular, statements regarding:

- future financial and operating results
- the  proposed  AOL/Time  Warner  merger
- new markets, products, services, features and content - subscriber, usage and commerce growth - timing and benefits of acquisitions and other alliances - new platforms and access and distribution technologies such statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the AOL or Time Warner stockholders to approve the merger; the risk that the AOL and Time Warner businesses will not be integrated successfully; costs related to the merger; inability to further identify, develop and achieve commercial success for new products and services and access and distribution technologies; increased competition and its effects on pricing, spending, third-party relationships, and the subscriber base and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; risk of accepting warrants in certain agreements; risks of new and changing regulation in the U.S. and internationally.

For a detailed discussion of these and other cautionary statements, please refer to the Company's filings with the Securities and Exchange Commission, especially in the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of the Company's Form 10-K for the fiscal year ended June 30, 1999 and the Risk Factors section of the Company's S-3 filing that became effective in November 1999.

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THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY AOL ON JANUARY 10, 2000 AND FILED BY AOL ON JANUARY 14, 2000 ON A FORM 8-K WITH THE SEC.

AOL & Time Warner Will Merge To Create World's First Internet-Age Media & Communications Company.

AOL Time Warner Will Be Premier Global Company Delivering Branded Information, Entertainment and Communications Across Rapidly Converging Media Platforms and Changing Technology.

DULLES, VIRGINIA and NEW YORK, NEW YORK January 10, 2000 - America Online, Inc. [NYSE:AOL] and Time Warner Inc. [NYSE:TWX] today announced a strategic merger of equals to create the world's first fully integrated media and communications company for the Internet Century in an all-stock combination valued at $350 billion.

To be named AOL Time Warner Inc. with combined revenues of over $30 billion, this unique new enterprise will be the premier global company delivering branded information, entertainment and communications services across rapidly converging media platforms.

The merger will combine Time Warner's vast array of world-class media, entertainment and news brands and its technologically advanced broadband delivery systems with America Online's extensive Internet franchises, technology and infrastructure, including the world's premier consumer online brands, the largest community in cyberspace, and unmatched e-commerce capabilities. AOL Time Warner's unparalleled resources of creative and journalistic talent, technology assets and expertise, and management experience will enable the new company to dramatically enhance consumers' access to the broadest selection of high-quality content and interactive services.

By merging the world's leading Internet and media companies, AOL Time Warner will be uniquely positioned to speed the development of the interactive medium and the growth of all its businesses. The new company will provide an important new broadband distribution platform for America Online's interactive services and drive subscriber growth through cross-marketing with Time Warner's pre-eminent brands.

AOL Time Warner's brands will include AOL, Time, CNN, CompuServe, Warner Bros., Netscape, Sports Illustrated, People, HBO, ICQ, AOL Instant Messenger, AOL MovieFone, TBS, TNT, Cartoon Network, Digital City, Warner Music Group, Spinner, Winamp, Fortune, AOL.COM, Entertainment Weekly, and Looney Tunes. In addition to fully integrating its brands into a digital environment and bringing them closer to consumers, AOL Time Warner will have a wealth of creative resources to develop products specifically suited to interactive media.

Under the terms of a definitive merger agreement approved by unanimous votes at meetings of each company's board of directors, Time Warner and America Online stock will be converted to AOL Time Warner stock at fixed exchange ratios. The Time Warner shareholders will receive 1.5 shares of AOL Time Warner for each share of Time Warner stock they own. America Online shareholders will receive one share of AOL Time Warner stock for each share of America Online stock they own. The merger will be effected on a tax-free basis to shareholders. When complete, America Online's shareholders will own approximately 55% and Time Warner's shareholders will own approximately 45% of the new company. The stock will be traded under the symbol AOL on the New York Stock Exchange.

The merger will be accounted for as a purchase transaction and is expected to be accretive to America Online's cash earnings per share before the amortization of goodwill. This transaction is subject to certain closing conditions, including regulatory approvals and the approval of America Online and Time Warner shareholders, and is expected to close by the end of the year. Mr. Ted Turner, Vice Chairman of Time Warner, has agreed to vote his Time Warner shares, representing approximately 9% of the company's outstanding common stock, in favor of the merger.

Steve Case, Chairman and Chief Executive Officer of America Online, will become Chairman of the Board of the new company. Gerald M. Levin, Time Warner's Chairman and Chief Executive Officer, will become AOL Time Warner's Chief Executive Officer. As Chairman, Mr. Case will play an active role in helping to build and lead AOL Time Warner, focusing particularly on the technological developments and policy initiatives driving the global expansion of the interactive medium. As Chief Executive Officer, Mr. Levin will set the company's strategy, working closely with Mr. Case, and will oversee the management of the company. Mr. Levin will report to the board consisting of 16 members, with eight appointed by each of the current America Online and Time Warner boards.

Mr. Turner will become Vice Chairman of AOL Time Warner. Time Warner President Richard Parsons and America Online President and Chief Operating Officer Bob
Pittman will be co-Chief Operating Officers of AOL Time Warner. J. Michael Kelly, Senior Vice President and Chief Financial Officer of America Online, will become the new company's Chief Financial Officer and Executive Vice President. A four-person integration committee, composed of Messrs. Pittman; Parsons; Kenneth
J. Novack, America Online's Vice Chairman; and Richard Bressler, Chairman and Chief Executive Officer of Time Warner Digital Media, has been formed to ensure a smooth and rapid combination of the two companies. The Committee will make its recommendations to Messrs. Case and Levin. Messrs. Parsons, Pittman and Kelly will report to Mr. Levin.

Building a New Medium for the New Millennium

Mr. Case said: "This is an historic moment in which new media has truly come of age. We've always said that America Online's mission is to make the Internet as central to people's lives as the telephone and television, and even more valuable, and this is a once-in-a-lifetime opportunity to turn this promise into reality. We're kicking off the new century with a unique new company that has unparalleled assets and the ability to have a profoundly positive impact on society. By joining forces with Time Warner, we will fundamentally change the way people get information, communicate with others, buy products and are entertained - providing far-reaching benefits to our customers and shareholders.

Mr. Case added: "We have tremendous respect for Jerry Levin and Time Warner management, who have built the world's pre-eminent media company and have fostered an entrepreneurial culture that will mesh well with our own. Time Warner is the first major media company to not only recognize, but also fully embrace the interactive medium. I look forward to working with them to build the most valued and respected company in the world. By mobilizing the combined creative energies and extraordinary management talent of both companies, we will bring customers around the world an unmatched array of interactive services, with enriched multi-media content and e-commerce opportunities."

Mr. Levin said: "This strategic combination with AOL accelerates the digital transformation of Time Warner by giving our creative and content businesses the widest possible canvas. The digital revolution has already begun to create unprecedented and instantaneous access to every form of media and to unleash immense possibilities for economic growth, human understanding and creative expression.

AOL Time Warner will lead this transformation, improving the lives of consumers worldwide."

Mr. Levin added: "I look forward to partnering with Steve Case - a visionary leader of the Internet - and his impressive management team. The opportunities are limitless for everyone connected to AOL Time Warner - shareholders, consumers, advertisers, the creative and talented people who drive our success, and the global audiences we serve."

Mr. Pittman said: "The value of this merger lies not only in what it is today but in what it will be in the future. We believe that AOL Time Warner will provide companies worldwide with a convenient, one-stop way to put advertising and commerce online as well as take advantage of the best in traditional marketing. We will accelerate the development of Time Warner's cable broadband assets by bringing AOL's hallmark ease-of-use to this platform. We expect America Online to help drive the growth of cable broadband audiences, and we will use our combined infrastructure and cross-promotional strengths to enhance the growth and development of both America Online and Time Warner brands around the world."

Mr. Parsons said: "This is a defining event for Time Warner and America Online as well as a pivotal moment in the unfolding of the Internet age. By joining the resources and talents of these two highly creative companies, we can accelerate the development and deployment of a whole new generation of interactive services and content. The heightened competition and expanded choices this will bring about will be of great benefit to consumers. For the creative and innovative people who are the lifeblood of our companies, it means a truly exciting range of new opportunities to explore and give shape to. For our shareholders, it means we'll be able to grow in ways we couldn't have as separate companies, producing superior returns in both the short and long term."

New Marketing, Commerce, Content and Promotional Agreements

Separate from the merger transaction, America Online and Time Warner also announced new marketing, commerce, content and promotional agreements that will immediately expand various relationships already in place between the two companies. These include:

- The AOL service will feature Time Warner's popular InStyle magazine, expanding on the popular content Time Warner already offers AOL members from People, Teen People, Entertainment Weekly and other content currently on the service.

- CNN.com and Entertaindom.com programming will be featured prominently on various America Online services.

- AOL members will have access to a wide range of Time Warner promotional music clips from Time Warner's unparalleled selection of popular artists.

- Time   Warner  and  AOL   MovieFone   will   participate   in   online-offline
  cross-promotion of Time Warner movies and related content, including live events.

- Broadband CNN news content will be distributed on AOL Plus, the rich media content offering designed for AOL members connecting via broadband, when it launches this spring.

- Time Warner will offer a number of special offers exclusively for AOL members, which will include everything from discounts on magazine subscriptions to premium cable subscriptions and movie passes.

- Building on the companies' current offline cross-promotional activities, including keywords on popular magazines like People and Teen People, Time Warner will dramatically expand cross-promotion of AOL in a number of their top offline media properties.

- The popular Warner Bros. retail stores will promote the AOL service, including through the in-store distribution of AOL disks.

- Time Warner will include AOL disks in promotional mailings and product shipments.

- America Online will make available on Road Runner popular America Online brands and products, including AOL Instant Messenger, Digital City, AOL Search and AOL MovieFone.

The companies also said, with respect to broadband access, that AOL Time Warner will be committed to ensuring consumer choice of ISPs and content and that they hope this merger will persuade all companies operating broadband platforms to provide consumers with real choice.

Combination Creates Full Range of Growth Opportunities

In addition to today's announcements, America Online and Time Warner will have many other opportunities to combine their assets to create unique new expanded services to drive increased consumer usage, and marketing and promotion capabilities to fuel rapid growth for their shareholders and employees. These, among others, include:

Music: The combination of Time Warner's prestigious music labels and roster of established stars and new artists with America Online's online marketing and e-commerce capacities will create powerful music destinations.

Entertainment: America Online's AOL TV and MovieFone combined with Time Warner's cable networks and Warner Bros. movies and television will provide valuable programming, cross-promotional, and e-commerce opportunities.

Broadband: AOL Time Warner's ability to offer the finest content will expand the already growing number of consumers seeking to access the Internet at high speeds via cable modem, DSL, wireless or satellite.

News: AOL Time Warner will continue to enhance its online news offering with the world's most recognized and respected news media, including CNN, Time, and local all-news channels such as NY1 News.

Technology: AOL Time Warner will be able to develop and leverage technology across all of the businesses, creating new opportunities to expand services and share infrastructure.

Telephony: For businesses and consumers, AOL Time Warner will offer a major communications platform that combines America Online's popular instant messaging products with Time Warner's ability to offer local telephony over cable.

About America Online, Inc.

Founded in 1985, America Online, Inc., based in Dulles, Virginia, is the world's leader in interactive services, Web brands, Internet technologies, and e-commerce services. America Online, Inc. operates: two worldwide Internet services, America Online, with more than 20 million members, and CompuServe, with more than 2.2 million members; several leading Internet brands including ICQ, AOL Instant Messenger and Digital City, Inc.; the Netscape Netcenter and AOL.COM portals; the Netscape Navigator and Communicator browsers; AOL
MovieFone, the nation's # 1 movie listing guide and ticketing service; and Spinner Networks and NullSoft, Inc., leaders in Internet music. Through its strategic alliance with Sun Microsystems, the company develops and offers easy-to-deploy, end-to-end e-commerce and enterprise solutions for companies operating in the Net Economy.

About Time Warner Inc.

Time Warner Inc. (NYSE:  TWX,  www.timewarner.com)  is the world's leading media
company.   Its   businesses:   cable   networks,   publishing,   music,   filmed
entertainment, cable and digital media.

Editor's Note:

An audio feed of the America Online/Time Warner press conference at 11 am EST Monday, January 10, 2000 will be available to the media by calling 888-469-1386
(US) or 1-712-271-0747 (international) - Password: AOL. Webcasts of the press conference will be available at http://www.corp.aol.com/cgi/announce.html and http://www.timewarner.com.

A live satellite feed will begin Monday at 6:45 am EST with logos and b-roll of both companies being broadcast until approximately 11:00 am EST. At that time, live coverage of the press conference including the question-and-answer session will begin. After the live broadcast, the companies' logos and b-roll, as well as selected highlights of the press conference, will be re-broadcast (1:00-3:00 pm EST). Satellite Coordinates: Galaxy 7, Transponder 2, C-Band Downlink Frequency 3740 Vertical.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the America Online's and Time Warner's businesses will not be integrated successfully; costs related to the merger; failure of the America Online or Time Warner stockholders to approve the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; increased competition and its effects on pricing, spending, third-party relationships, the subscriber base and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; risk of accepting warrants in certain agreements; risks of new and changing regulation in the U.S. and internationally.

For a detailed discussion of these and other cautionary statements, please refer to America Online's filings with the Securities and Exchange Commission, especially in the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of the Company's Form 10-K for the fiscal year ended June 30, 1999 and the Risk Factors section of the Company's S-3 filing that became effective in November 1999, and Time Warner's filings with the Securities and Exchange Commission, including the section titled "Caution
Concerning Forward-Looking Statements" of the Management's Discussion and Analysis in its Form 10-K for the year ended December 31, 1998.

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Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by America Online, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by America Online at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from America Online by directing such request to America Online, Inc., 22000 AOL Way, Dulles, Virginia 20166, Attn: Investor Relations, tel: (703) 265-1741; e-mail: IR@AOL.com.

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THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY AOL ON JANUARY 19, 2000 AND FILED BY AOL ON JANUARY 20, 2000 ON A FORM 8-K WITH THE SEC.

                                            Contacts:
                                                       Press:
                                                       Jim Whitney
                                                       America Online
                                                       703-265-1746

                                                       Financial Community:
                                                       Richard Hanlon
                                                       America Online
                                                       703-265-1271

               AMERICA ONLINE, INC. FY2000 SECOND QUARTER INCOME,
                    FULLY TAXED AND EXCLUDING ONE-TIME ITEMS,
                 RISES 160% TO $224 MILLION, OR $0.09 PER SHARE

                      EBITDA Increases 108% to $453 Million

             Reported Earnings Per Share, Including One-Time Items,
                           Doubles to $0.10 Per Share

           Second Quarter Revenues Climb More Than 41% to $1.6 Billion

                    Advertising, Commerce and Other Revenues
                         Rise 79% to Record $437 Million

                 Company Adds Record 1.8 Million AOL Subscribers

DULLES, VA, January 19, 2000 -- America Online, Inc. (NYSE: AOL) today announced results for the second quarter of fiscal 2000 ended December 31, 1999 -- setting new records for consolidated revenues, advertising and commerce revenues, operating income, and quarterly membership growth.

The Company's fully taxed net income totaled $224 million, or $0.09 per diluted share, excluding one-time items, up from $86 million, or $0.04 per diluted share, on the same basis in fiscal 1999's second quarter. Operating income for the quarter, excluding one-time items, climbed more than 155% over the year-ago quarter to $319 million.

Second quarter revenues rose to $1.6 billion, or 41% over last year's second quarter, and advertising, commerce and other revenues reached $437 million, 79% over fiscal 1999's December quarter.

Reported earnings per share, including one-time items, increased to $0.10 per diluted share on $271 million of net income, up from $0.05 per share on $115 million of net income in last year's second quarter.

The AOL service set a quarterly membership growth record, adding 1.8 million new members worldwide and finishing the quarter with 20.5 million subscribers. The CompuServe 2000 service added 440,000 members during the quarter, bringing the combined CompuServe 2000 and CompuServe Classic membership to 2.5 million, up from 2.2 million last quarter. And, through its October agreement with Gateway to operate its custom ISP, America Online ended the quarter with more than 740,000 subscribers of Gateway.net. As a result, the Company finished the quarter with a total of 23.8 million subscribers in its family of brands.

Extending its standing as Europe's leading multinational Internet provider, AOL Europe services reached 3.1 million members reflecting record growth in the key UK and German markets. Media Metrix ranked the AOL services in Europe #1 in online usage during the quarter - the strongest indicator of customer loyalty and e-commerce potential. In November, AOL Latin America launched America Online Brasil, the first local service from the Company's joint venture with the Cisneros Group of Companies.

The Company's Web-based brands experienced strong growth during the quarter, with registered users more than doubling over last year to over 135 million. ICQ added 7.9 million users during the quarter for a total of 53.1 million registered users, including 17.9 million active users.

Steve Case, Chairman and Chief Executive Officer said: "This is a momentous time for America Online, as we're announcing the strongest results in our Company's history. During the quarter, we achieved record growth in revenues, advertising and commerce, operating income and subscriber growth -- attracting more than 2.1 million new AOL and CompuServe members and millions more Web users to our family of brands.

Mr. Case added: "With Time Warner, we are taking a bold step to extend our leadership as the Internet moves into its next wave of explosive growth. Our combined company will be uniquely equipped to take full advantage of the Internet's growth to create value for our shareholders, and we are committed to making the most of this opportunity."

Bob Pittman, President and Chief Operating Officer said: "Our operating performance this quarter demonstrates that we continue to build enormous value through the creation and development of powerful interactive brands that deliver unmatched benefits to consumers. While our flagship AOL service continues to set subscriber growth and advertising/commerce records in the premium mass market segment, we're also leading the value segment with CompuServe. Our Web-based services like ICQ are growing like wildfire and we are dramatically accelerating our international growth."

Mr. Pittman added: "We are also making significant progress with our AOL Anywhere strategy, with initiatives like the upcoming roll-out of AOLTV and mobile devices, and this quarter's acquisition of Tegic Communications and agreement to acquire MapQuest.com. Our planned merger with Time Warner will help both to accelerate the growth of the full range of our respective businesses and position us to create new businesses with major market opportunities."

The Company's final reported earnings of $271 million, or $0.10 per share, reflect one-time items during the quarter. These comprise a pre-tax gain of $111 million from America Online's investment in Sandpiper Networks, which was acquired by Digital Island in December, together with a $30 million marketing expense for the purchase of Gateway.net subscribers and an additional $5 million in merger expenses associated with the Company's acquisition of Tegic Communications.

For the six-month period ending December 31, 1999, fully taxed net income, excluding one-time items, was $408 million and total revenues were $3.1 billion, compared to fully taxed net income, on a comparable basis, of $136 million and total revenues of $2.1 billion in the corresponding period of fiscal 1999.

Key operating metrics from the quarter included:

** Subscription Revenues: Quarterly subscription revenues reached nearly $1.1 billion, up 36%, from $786 million during fiscal 1999's corresponding quarter.

** AOL Member Usage: AOL members averaged 57 minutes daily online during the quarter, an increase of 19%, or 9 minutes, over last year's second quarter.

** Advertising, Commerce and Other Revenues: Revenues from advertising, commerce and other revenues climbed to $437 million, an increase of 79% from $244 million during the year-ago quarter.

** Backlog: The Company brought its consolidated backlog of advertising and commerce revenue to more than $2.4 billion at the end of the quarter.

** Sales and Marketing Expenses: Consolidated sales and marketing expenses, excluding the one-time item for Gateway.net, declined to 14.3% of revenues, compared with 17.6% in fiscal 1999's second quarter.

** Operating Income: Operating income, excluding one-time items, jumped 155% to $319 million, or 19.7% of revenue, up from 10.9% a year ago.

** EBITDA: EBITDA rose to a record $453 million for the quarter, a 108% increase over a year ago, and EBITDA margins increased to 28%.

** Cash Flow from Operations: Cash flow from operations increased to $324 million, an 82% increase over fiscal 1999's corresponding quarter.

                      Interactive Services Group Highlights

During the quarter, the Company took a number of steps to ensure continued strong momentum in:

** AOL subscriber growth through service enhancements and innovative retail and OEM alliances, including customized ISPs supported by the AOL infrastructure, with Wal-Mart, Gateway, Circuit City and Blockbuster;

**Shop@AOL through the signing of more than 160 new agreements with leading retailers to offer their brand-name goods and services, bringing the total number of merchant partners to more than 300, and contributing to a banner holiday shopping season;

** Advertising and e-commerce through new partnerships and merchandising campaigns with companies including Monster.com, Toysrus.com and Stamps.com; and

** AOL Anywhere strategy through the key acquisition of Tegic and planned acquisition of MapQuest.com, as well as product rollouts, including e-mail over the Palm(R) Computing platform.

The Company announced several new retailing and OEM relationships, which now encompasses more than 7,800 outlets around the world. Wal-Mart, the global leader in retailing, and the Company agreed to create a new co-branded Internet service provider that will offer convenient, low-cost access to value-conscious consumers. Wal-Mart also will promote and distribute AOL 5.0 software in the nearly 2,500 Wal-Mart stores across the US.

The Company also completed agreements with: Gateway, to accelerate distribution of each company's products and services including DSL access - the AOL service now is featured and marketed on all Gateway PCs, as well as on Gateway's successful ISP, Gateway.net; Circuit City, to promote AOL's products and services in Circuit City's 570 Superstores and 45 mall-based Circuit City Express stores across the country; and Blockbuster, the world's leading renter of videos and video games, to promote AOL 5.0 in its 4,000 corporate Blockbuster locations in the US.

Underscoring the accelerating momentum behind AOL's e-commerce, AOL members spent $2.5 billion online during the 1999 holiday shopping season -- more than double last season's $1.2 billion. The average AOL buyer spent a total of $300 online in goods and services during the holiday season -- up 50% from 1998. Total online spending by AOL members rose to $10 billion in 1999.

The Company extended its advertising and e-commerce leadership through a series of agreements during the quarter. In a four-year, $100-million partnership, Monster.com became the exclusive career-search resource across a range of America Online brands. Other new partners included: a two-year agreement with Toysrus.com and an expanded alliance with Stamps.com.

The Company advanced its AOL Anywhere strategy through a number of acquisitions and partnerships during the quarter. The acquisition of Tegic, with its T9 Text Input software, will help extend AOL interactive services to mobile telephones, personal digital assistants and MP3 technology. The Company also announced its planned purchase of MapQuest.com to integrate the company's mapping and destination services into commerce and content offerings across AOL's family of brands, and in a variety of mobile devices including smart-phones and PalmPilots.

With the next-generation AOL 5.0 software and a series of key content agreements, AOL substantially enhanced its member experience. AOL 5.0 has experienced the fastest member adoption rate ever, with the next-generation software now accounting for nearly 60% of all sessions.

Improvements were also made across AOL's content channels. The Personal Finance Channel was enhanced through agreements with: Intuit, Financial Engines and TheStreet.com. The Company also upgraded its games offering with an $81-million, five-year agreement that makes Electronic Arts solely responsible for content on AOL's Games Channel.

The quarter also saw additional significant developments among other Interactive Services brands. Through the holiday season, CompuServe 2000, the nation's leading value brand, extended its rebate program for PCs at CompUSA, and for select Apple computers, including the popular iMac, at CompUSA and J&R ComputerWorld stores.

A two-year agreement with Net2Phone provides CompuServe's US members with Net2Phone Internet telephony calling-card communications services, allowing users to place calls over Net2Phone's IP network to virtually anywhere in the world at reduced rates. And today, Netscape and Citibank announced the introduction of the official Netscape Platinum MasterCard.

By the close of 1999, AOL Instant Messenger (AIM) and AOL's Buddy List service reached 70 million registrants worldwide. AOL also agreed to develop a custom version of AOL Instant Messenger for Lycos's 32 million registered users.

Interactive Properties Group Highlights

During the quarter, the Interactive Properties Group continued to enhance the market-leading services of ICQ, the world's largest online communications community, and Winamp, the world's favorite music player, which ranked #1 and #2 in CNET's annual Top 10 Downloads for 1999.

In December, ICQ exceeded the 50 million milestone of registered users and continues to add more than 90,000 each day. In addition, time spent with the product continues to grow, with the average user now keeping ICQ on the desktop for three hours and actively using it more than one hour each day. The ICQ network also supports more than 1.2 million peak simultaneous users - second in the world only to the AOL service.

During the quarter, America Online launched several new initiatives in online music -- the 1999 America Online/Roper-Starch CyberStudy's most popular activity for the majority of 18 to 24 year-olds online -- including:

** Spinner.com's new Music Download Service introduced "Playlist-To-Go" to provide convenient access to the Web's best music. Playlist-To-Go offers free downloads of songs; organizes them by genre; and updates them daily. The Music Download Service also offers a custom Music Download Player, created by Nullsoft.

** Winamp redesigned its Internet music site to make downloading and listening to quality, customized Internet music easier and more enjoyable than ever. The completely revamped site includes convenient navigation and user-friendly tools, plus a streamlined user interface.

Digital City continues to strengthen its lead as the number one local online network, signing up more than 1,300 new local advertisers in the first half of the fiscal year and delivering on the promise of locally targeted opportunities for AOL users and partners. In addition, Digital City announced that it will expand its reach to a market-leading 200 cities from the current 60.

With 70% of online consumers preferring to get local entertainment information online, AOL MovieFone has continued to offer consumers the widest access to movie showtimes and tickets, adding the fifth largest movie chain in the US--United Artists--to its roster of movie theater partners.

                         Netscape Enterprise Highlights

During the quarter, the Sun-Netscape Alliance announced new relationships with Bolsa Mexicana de Valores, Cisco Systems, First Union, Orange and Vanguard Group. They will leverage the Alliance's iPlanet(TM) portfolio of software and join more than 7,000 companies already using Alliance products to run their Internet businesses.

The Alliance emerged as a major vendor in the Internet bill presentment and payment market with the announcement of iPlanet(TM) BillerXpert Consolidator Edition. Combined with the Alliance's e-commerce strategy, this product is enabling banks across the country to offer a seamless electronic bill presentment and payment system so that consumers will only have to use one source to pay all of their bills via the Internet.

The Alliance also launched a number of new products to help businesses thrive in the fast-growing Net Economy and develop open digital marketplaces, including iPlanet Application Server 6.0, iPlanet Calendar Server and iPlanet TradingXpert 3.5.

In addition, the Alliance opened the current quarter with announcements of relationships with:

**Vodafone  AirTouch,   which  will  leverage  the  iPlanet  infrastructure  and
communications software for its global network of wireless carriers;

** IBM, to significantly expand the number of iPlanet Internet infrastructure and e-commerce application products that are ported to the IBM AIX UNIX platform; and

** Nortel Networks, to jointly develop a new directory-enabled solution that will allow Internet Service Providers (ISPs) and Application Service Providers
(ASPs) to develop a new generation of service bundles.

About America Online, Inc.

Founded in 1985, America Online, Inc., based in Dulles, Virginia, is the world's leader in interactive services, Web brands, Internet technologies, and e-commerce services. America Online, Inc. operates: two worldwide Internet services, America Online, with more than 20 million members, and CompuServe, with more than 2.5 million members; several leading Internet brands including ICQ, AOL Instant Messenger and Digital City, Inc.; the Netscape Netcenter and AOL.COM portals; the Netscape Navigator and Communicator browsers; AOL
MovieFone, the nation's # 1 movie listing guide and ticketing service; and Spinner Networks and NullSoft, Inc., leaders in Internet music. Through its strategic alliance with Sun Microsystems, the company develops and offers easy-to-deploy, end-to-end e-commerce and enterprise solutions for companies operating in the Net Economy.

The Company's earnings conference call can be heard live on the Internet via AOL.COM at 5:00 p.m. EST on Wednesday, January 19. To listen to the call, visit http://www.corp.aol.com/investors.html or AOL Keyword: AOL Earnings.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address the following subjects: future financial and operating results; the proposed AOL/Time Warner merger; subscriber, usage and commerce growth; new markets, products, services, features and content; timing and benefits of acquisitions and other alliances; and availability, benefits, and timing of deployment, of new access and distribution technologies.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the AOL or Time Warner stockholders to approve the merger; the risk that the AOL and Time Warner businesses will not be integrated successfully; costs related to the merger; inability to further identify, develop and achieve commercial success for new products and services and access and distribution technologies; increased competition and its effects on pricing, spending, third-party relationships, the subscriber base and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; risk of accepting warrants in certain agreements; risks of new and changing regulation in the U.S. and internationally.

For a detailed discussion of these and other cautionary statements, please refer to the Company's filings with the Securities and Exchange Commission, especially in the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of the Company's Form 10-K for the fiscal year ended June 30, 1999 and the Risk Factors section of the Company's S-3 filing that became effective in November 1999.

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Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by America Online, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by America Online at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from America Online by directing such request to America Online, Inc., 22000 AOL Way, Dulles, Virginia 20166, Attn: Investor Relations, tel: (703) 265-1741; e-mail: IR@AOL.com.

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THE FOLLOWING IS THE SCRIPT OF A TELEPHONE CONFERENCE WITH ANALYSTS AND OTHERS HELD ON JANUARY 19, 2000.

Stephen M. Case, Chairman and Chief Executive Officer:

Thank you all for joining us. This is an exciting time for both America Online -- and for the interactive medium. As we enter the Internet Century, we believe our company is uniquely positioned to lead the next wave of explosive growth.

I'm going to lead off today with a topline review of our record-setting second quarter. Then I'll take a minute to talk about the priorities we have established as we start the integration process that will join the forces of America Online and Time Warner.

Finally, Bob will give you a full operational overview of the quarter, along with some thoughts on the opportunities we see for the Time Warner combination, and Mike then will give you a closer look at the quarter's financials.

As today's results show pretty clearly, AOL's operational performance strongly positions us to extend the leadership of our current brands and make the most of new business opportunities.

We could not be more pleased with these record results for the quarter. Our revenues increased 41% over last year to $1.6 billion. Subscription revenues reached the $1 billion mark for the first time, and -- growing even faster -- our advertising, commerce and other revenues rose 79% to a record $437 million.

Once again, we set a record for quarterly membership growth, with more than 2.1 million new subscribers -- 1.8 million net new members on AOL and more than 300,000 net new CompuServe members. This put us over the historic 20 million membership mark on the AOL service, which finished the quarter with a total of
20.5 million members.

And AOL International continued its accelerating growth, with our European joint venture growing to 3.1 million members and the launch of our first Latin America service in Brazil. Including CompuServe and the newly gained Gateway.net subscribers, we had a total of 23.8 million subscribers at year's end.

So, I'm proud to say that we closed out 1999 with the strongest performance in AOL's history - and it matched our strong commitment to building a medium we can be proud of. During this quarter, we launched a number of initiatives to benefit society -- from My Government, a Web site to help citizens connect with their government to Helping.org, the e-philanthropy Web site.

And together with our industry and community leaders, we launched the Digital Divide Network and PowerUP - two new programs to ensure that no one gets left behind in the Internet Century.

So that's how we closed out the last year of the 20th Century - and, needless to say, we kicked off the first year of the new millennium with our historic merger with Time Warner. We believe that this partnership will change the landscape of media and communications - creating a company with unmatched capabilities that is uniquely positioned to capitalize on all of the opportunities of the next Internet Revolution.

Our merger with Time Warner is a bold step that will extend our leadership as the interactive medium moves into the next wave of explosive growth accelerating the growth of our respective businesses across the board, and positioning us to create new businesses with major market opportunities. We will draw on one another's strengths, combining the force of America Online's superior distribution capacity and Internet expertise with Time Warner's unsurpassed content and cable assets.

Together,   we  will   dramatically   advance  the   convergence  of  media  and
entertainment, communications, and the Internet; and we will build bridges linking the television, the telephone and the PC to create new and enhanced services.

And make no mistake: This merger is not just about putting different forms of media together. It is about creating something new and powerful -- a truly mass-market interactive company, providing services on a global level that will become even more central to people's lives.

When it comes to valuing our combined company, we realize that we are creating an enterprise that has no direct comparable. Clearly, the new company will be an Internet-powered enterprise and the unquestioned leader in interactive services. We believe AOL Time Warner will grow EBITDA by about 30 percent -- which is comparable to the growth rates of other leading Internet powered companies like Cisco and Microsoft.

Given the trading multiples leaders like these enjoy in the market today, it is clear that there is lots of value to be created for our shareholders, and we look forward to doing just that.

So, let me take a few minutes to explain to you what our priorities are in putting this new company together.

First, we will focus on ensuring that our new company is organized and ready to move fast to take advantage of the huge opportunities to grow terrific new businesses. With all the necessary resources in-house, and no obstacles to using them, the new Company will have a free hand to innovate with flexibility and speed.

As you probably know, on the day the merger became public, we announced several exciting agreements that immediately build on the strong relationships between the two companies. For example, America Online and Time Warner will combine our assets to create new expanded services across a range of America Online brands, including AOL, AOL Instant Messenger, Digital City, AOL MovieFone and AOL Search
 ... covering categories such as music, entertainment, broadband content and access, news, technology and telephony.

In fact, we are ready now to begin reinventing television for the 21st Century -- applying some of the lessons we've learned over the past ten years to create new levels of personalization and interactivity never before seen on television.

Second, we will structure AOL Time Warner with great clarity to empower our combined roster of incredibly talented, entrepreneurial executives - boosting their ability to react quickly and compete successfully on Internet time.

Third, we will make sure that all 80,000-plus employees know that they are agents of change -- working to make a difference in the world. We know the best way to attract and retain talent is to offer people at every level the chance to be part of something bigger than just a successful business, as important as that is.

Fourth, we will work to make the most of cost-saving and revenue-producing synergies. We will see spectacular new economies of scale for our technologies
 ... along with tremendous potential for cross-promotion and audience building across all of our world class brands. And, of course, with bigger audiences across multiple brands, we can more efficiently package advertising and commerce opportunities.

Fifth, we will make certain that the combination of these two companies keeps consumers at the center. Staying focused on the needs of consumers is what built both of our companies, and it is what will make AOL Time Warner great into the future.

Together with Time Warner, we have learned a good deal about introducing innovative new technologies and content to consumers. We know that they want convenience and ease-of-use, at a predictable price, and they want access from anywhere at anytime. And we totally appreciate that we are not just selling products; we are enabling a new way of life.

And, finally our new Company will continue working to fulfill AOL's central mission of building a medium that benefits society. We will remain focused on bridging the digital divide, ensuring privacy and making the Internet safe for children.

That, and more, will help us make AOL Time Warner the most valuable company and the most respected company, in the world.

Now let's hear from Bob...

Robert W. Pittman, President and Chief Operating Officer:

Thanks, Steve, and good afternoon, everybody.

For the second time in just over a week, we are delighted to talk to you about more great news on America Online and the interactive medium itself.

The quarter's exceptional results underscore the powerful momentum behind our global businesses, and how we can use our cost-effective infrastructure to accelerate growth across all of our brands -- both our paid subscription services and our free Web services -- around the world.

And we are seeing the medium increasingly reach more and more of the mass market audience, e-commerce become more and more a part of people's daily lives, the Internet truly turning more and more into an international phenomenon, and more and more tangible extensions of interactivity beyond the PC.

Today, we are taking the first steps onto the next stage of the Internet's development, and America Online is once again leading the way. Our merger with Time Warner is at the heart of that move.

Together, AOL Time Warner is the first company to have all the world-class brands, unmatched infrastructure, technological expertise, and shared vision to take full advantage of the Internet's real potential -- creating growth and innovation.

What I would like to do today is take a few moments to offer some more perspective on the merger, and then review this quarter's across-the-board success with some specific thoughts on how the incredible combined capabilities of the new company will drive us forward much faster than either of us could achieve alone.

First, I would like to give you a brief update on the merger transition that already is underway. As you know, I sit on the task force with Dick Parsons, Ken Novack and Richard Bressler. We had a very productive meeting a few days ago and have talked every day since our announcement. We have also set up several teams among our executives to start focusing on a range of operational issues.

And, to the extent permitted, we are meeting with each other's executives on a range of new commercial agreements. Jerry Levin, Dick Parsons and Richard Bressler came here to Dulles and met with our top executives. So we are off to a strong fast start and I can promise you we will keep up this pace.

As you know, Time Warner and we were able to put together 10 deals in a single weekend before the merger announcement -- involving household names like CNN, AOL, In Style magazine, Time Warner Music Group, and MovieFone. That should begin to give you a sense of how rich the possibilities are.

Because AOL Time Warner will be the first large-scale Internet company, we will benefit hugely from all the first-mover advantages of being a pioneer. As we also know, traditional measures often fall short of capturing the value of combinations that break paradigms.

I know partly what's on your minds is what the growth rate will be for the new company. Let me address that head on. With the combined company's assets, there are many significant opportunities for us to drive dynamic growth. Today, I will discuss some of the exciting possibilities in just five major categories music, subscriptions, cable, telephony and cross-promotion - and help fill in the blanks for you on each in a few moments.

Over the past few decades, there have been businesses with top brands, solid earnings, big customer bases, and significant habitual usage that are utterly transformed by a dynamic catalyst. These companies, or whole industries, then have shot up to new and dramatically higher growth rates almost immediately after this transforming change.

In the 1970s through the early 1980s, the music industry was in the doldrums and cable was only a Mom & Pop industry that just provided a way to get distant broadcast TV signals.

In 1979, the net dollar shipments of recorded music reached $3.7 billion. Only after the introduction of the compact disk did music shipments finally surpass $4 billion -- in 1984 -- with $4.4 billion.

Because of the compact disk, the entire music business was able to reinvent itself with new consumer demand -- becoming one of the big growth industries of the 1980s and 1990s -- exploding to a $13.7 billion industry by 1998, with the sales of CDs moving from $17 million in 1983 to over $11 billion in 1998.

A similar transformation took place in the cable industry after the emergence of satellite delivery of cable networks to local systems. Networks like HBO, CNN, and TBS took advantage of the cable infrastructure to literally create incredible value where there was none just a few years before.

Again, a slow growth rate was transformed into a high growth rate. For example, total cable subscription revenues in 1975 were $883 million -- shooting up to $2.6 billion in 1980 and $17.5 billion in 1990 -- and then it headed even higher with $33.5 billion in 1998.

Behind the merger is our strong confidence that you will be seeing the same explosive and transforming growth with AOL Time Warner -- if not even more spectacular. In a world where -- as Andy Grove reminds us -- all businesses eventually will be Internet businesses, AOL Time Warner's combined capabilities will give it limitless potential and make it the hallmark of this global revolution.

So, in short, the Internet is that catalyst to transform growth rates. Indeed, it's going to make cable networks and the CD, in comparison, seem like small transformations.

That's because the extraordinary assets of these two companies never overlap, but everywhere complement one another. Each holds the other's missing pieces. AOL Time Warner will be able to capture unique value that neither America Online nor Time Warner could ever hope to approach on their own.

Our Internet expertise, well-known brands, infrastructure and audience will have an electrifying effect on the value of Time Warner products and businesses.

Let me take you through just a few possible examples from subscriptions and marketing to broadband and advertising sales.

With HBO, Time, Inc., and Time Warner cable, Time Warner has nearly 100 million subscriptions. AOL and CompuServe have over 23 million. The ability to move a meaningful portion of the Time, Inc. subscriptions to AOL's "evergreen" billing and selling new subscriptions at almost no incremental cost dramatically alters the economics of the magazine business.

Likewise, the ability to sell AOL subscriptions through all these Time Warner products at virtually no cost has -- as you can see -- a huge impact on the bottom line. And the brand advertising and cross-promotion with all Time Warner is just as efficient, leading to big savings - especially when you consider we now spend nearly $1 billion annually on marketing at AOL alone.

And, of course, we will have significant cost-savings beyond just marketing and subscription sales. Think about call centers, data centers, and customer service.

Another example of creating new value is broadband. Using our infrastructure, we will be able to provide Time Warner cable with a cost structure for operating broadband services that it could not reach on its own.

Remember, too, broadband is an upgrade market, and we have half of all online customers today in the US. That means we have a unique opportunity to upgrade these members at almost no marketing cost and without asking them to change brand preference -- an advantage no other company can replicate.

Also, keep in mind the great efficiency that we have in advertising & commerce sales. A recent Myer's Group research study found that the three media companies most sought after by marketing leaders are America Online, Time Warner, and Turner Broadcasting. Imagine the power of having them all under one roof.

Finally, using the AOL infrastructure, we'll be able to build, launch and operate interactive extensions for all Time Warner brands giving them immediate major reach at a fraction of the cost of Time Warner doing it on its own. Right now, for example, we operate our Web portals, ICQ and AOL.COM, at about 20% of the cost of free-standing competitors like Yahoo! or Lycos - a clear example of the economics of a shared infrastructure.

Let me turn now to the second quarter's record results that show America Online's multiple brands continued to expand their scale and usage across every meaningful consumer platform -- an indication of the power of the catalyst that will be used to create new value when combined with Time Warner's existing businesses.

We're going to cover them all from AOL and CompuServe to ICQ and Netscape to Spinner and Winamp. We've got all good news and many connections to make to Time Warner, so my talk today may take a few minutes longer than usual.

Our paid subscription services topped a total of 23.8 million members - a new record -- and our free Web services total 135 million registered users and counting Netscape's browser users, it climbs to over 200 million. Combined, they now have unduplicated reach to 80 percent of all Internet users in the US.

This all starts with our flagship AOL service, which passed the historic 20 million mark in December and finished the quarter with 20.5 million members. At the same time, average daily usage increased to 57 minutes by year's end, up from 48 minutes in 1999's second quarter, and now has reached 63 minutes. Peak simultaneous usage has hit 1.4 million members, supported by a continued network buildout.

A major driver of this record subscriber growth and usage is our next-generation software, AOL 5.0, which today accounts for almost 60 percent of current usage. AOL 5.0's "My Calendar" is our most popular new feature ever, with almost 6 million subscribers setting up the personal scheduler.

Our value brand, CompuServe 2000, continued its success with a record 441,000 new members, and ended the quarter with more than 1 million total. We are enhancing the member experience through new features, such as CompuServe Calendar and CompuServe NetMail, and through new partners like Net2Phone.

In addition, with our Gateway agreement, we now operate Gateway's customized online service, which had 746,000 paid subscribers at the end of the quarter. Later this year, we will launch another customized service with Wal-Mart.
Because of our efficient shared infrastructure, we are able to operate these services at a fraction of the cost of a stand-alone operation and reach even more new members.

Our free Web services also are in full stride. ICQ passed the 50 million registrants milestone in December, and continues to add over 90,000 each day. The ICQ network also supports more than 1.2 million peak simultaneous users second only in the world to the AOL service. ICQ was download.com's most downloaded software in 1999 -- outpacing the rest of the top 10 combined.

Over the next 6 months, ICQ will launch two new versions of its award-winning product that will offer new, advanced features -- including localized language capabilities, e-commerce offerings, free personal homepages, as well as ICQ Radio and Calendar -- to enhance the user experience.

AOL Instant Messenger, with more than 70 million users including the AOL community, has just expanded its base with a custom version for Lycos' 32 million registered users.

During the quarter, the Sun-Netscape Alliance launched a number of new products for Net Economy including Internet bill presentment and payment, and announced new relationships with such leading companies as Cisco Systems, First Union, and the Vanguard Group. Earlier this month, the Alliance launched partnerships with IBM, Nortel Networks, and Vodafone AirTouch, which will use iPlanet infrastructure and communications software for its global network of wireless carriers.

During the quarter, Netscape Netcenter's total registered users climbed 3.7 million to 24.4 million. We introduced a new homepage for Netcenter, as well as launched Netscape Radio, which uses Spinner, and Winamp on Netscape Communicator
4.7. In addition, AltaVista and AT&T WorldNet licensed our Internet search director -- the Netscape Open Directory Project. And, today, Netscape and Citibank, an anchor tenant in Netcenter's Personal Finance Center, introduced the official Netscape Platinum MasterCard.

And thanks to our pending acquisition of Mapquest.com announced during the quarter - combined with DCI - AOL brands will be able to offer users and partners a comprehensive local package incorporating directions, shopping, dining, movies and other entertainment options -- over the PC and via cell phones, Palm Pilots, and other non-PC devices.

Our music sites continue to be the most popular and powerful on the Web. Spinner recently introduced its "Playlist-To-Go," and WinAmp -- the world's favorite music player -- has redesigned its navigation, tools, and interface to make downloading and listening easier and more enjoyable.

But we're not resting on our laurels. We've also continued to focus on improving the member experience across our services with new content and services from a range of popular brands.

** The 100-million-dollar agreement with Monster.com;

** An agreement to make Electronic Arts responsible for all content on AOL's Games Channel.

Most importantly, we never forget that the consumer experience is what this business is all about -- and that powerful branded partners attract users, and create value for the service that delivers them. That brings us back to the Time Warner deal.

AOL  Time  Warner  will be able to do for  music  what AOL did for  e-mail.  Our
Cyberstudy showed that more than 60 percent of young users 18 to 24 are downloading music, and that more than three-quarters of 9 to17 year-olds are interested in downloading music.

The most amazing point about digital downloads is that it has this kind of success already, yet it requires a good bit of technical savvy and still is hard to do. Once we make online delivery easy and convenient, we will be able to build community and commerce around Warner Music Group's valuable music assets -- creating new value for America Online and a new delivery vehicle for Warner Music.

And you can see the power of online movie promotion in our highly successful collaborations with Time Warner for Austin Powers and of course, You've Got Mail. But that's just scratching the surface of what we can achieve in cross-promotion and even content services with MovieFone and the other AOL brands, especially as we move to new forms.

As I mentioned earlier, you should also think about magazine subscriptions sold through our paid online services. It has even more immediate bottom-line implications.

Stepping beyond the content and marketing arena, our ICQ and AIM communications platforms are a fantastic fit for Time Warner's cable systems as they move toward cable telephony.

I can tell you that AOL's programming and technology teams are chomping at the bit to work with their counterparts at Time Warner, and we can't wait to turn them loose.

Another area in which we made big additional strides in the last quarter was further leveraging our marketing resources. Despite our record growth, marketing spending this quarter was lower, at 14.3% of revenues, than last year's second quarter -- even as marketing spending by other online companies soared to record levels.

Our new alliance with Gateway, was an important new alliance. For the first time, the country's biggest seller of consumer PCs is featuring AOL, while we operate their Gateway.net service.

Gateway recognized something fundamental: That when it came to making its way in cyberspace, both in operating an online service and reaching interactive audiences, it would be an enhancement to their business to join forces with us and capitalizes on our expertise, efficiency and market reach than it would be for them to build from scratch.

Today, Gateway and we announced the launch of pilot programs to introduce DSL access -- through the "Connect with Us" section of local Gateway Country stores in Maryland and San Diego.

Our Gateway alliance, in a way, is a microcosm of the big benefits to be realized from the AOL-Time Warner merger. Our two companies, combined, have over 100 million paid subscriber relationships -- and literally hundreds of millions of other users. CNN alone has a worldwide reach of one billion.

That's why so many of the first round of commercial agreements we reached involved flexing that cross-promotional and marketing muscle. Most of those savings will drop to the bottom line.

Let's move on to e-commerce. As Steve has told you, AOL has hit a new high in revenues. A big part of that involved the growth we are seeing in advertising, commerce, and other revenues, which have grown to 27 percent of our total revenues. Our consolidated backlog of advertising and commerce revenue rose to more than 2.4 billion dollars at the end of the quarter.

Helping to drive this success is America Online's standing as the most sought-after media company in today's advertising/marketing world.

Our  continuing  success  in  this  area is  clearly  driven  by the  increasing mass-market acceptance of e-commerce -- as illustrated by yet another industry-leading holiday season. Online retail sales by AOL members more than doubled from last year to 2.5 billion dollars during the 1999 holiday shopping season -- accounting for half of the $5 billion in Forrester's estimated total online holiday retail sales. The average AOL buyer spent a total of $300 online in goods and services this holiday season -- up 50% from 1998.

This year, our Shop@AOL strategy lifted the online shopping experience into the mainstream with new, state-of-the-art tools designed around the interests and styles of shoppers. Ninety-five percent of existing e-commerce merchants not only renewed their current agreements, they expanded their partnerships. More people used Shop@AOL for their holiday shopping than used the top four Internet e-commerce portals combined.

Where does the Time Warner deal fit into this context? AOL Time Warner will be able to offer packages that leverage our unparalleled audience reach across the spectrum of interactive properties, publishing, television, music and cable. In short: "location, location, location" -- to an extent never before seen online or off. From books, videos and sports to financial services, travel and communications -- you name it -- the potential of our combined brands for e-commerce is endless.

With an eye to the world outside of the US, I'm pleased to report that AOL International showed strong growth in both subscribers and new markets during the quarter. We want to thank Jack Davies for his great years of leadership at AOL International and welcome Michael Lynton, our new President of AOL International.

As Steve noted, membership in AOL Europe surged past 3.1 million. And, last quarter, Media Metrix ranked the AOL service across Europe as #1 in online usage -- the strongest indicator of customer loyalty and e-commerce potential -- with AOL members averaging 30 minutes online daily compared to less then three minutes for the users of search portals.

In the UK, because most of the other ISPs choose to compete in the value segment, AOL has shown record growth during the quarter as the premium service in the much larger and profitable mass market segment. Meanwhile, our subscription-free service, Netscape Online, has become one of the leaders of the value market with more than 330,000 registered users. AOL Germany also showed record growth during the quarter, becoming the first AOL International service to surpass 1 million members.

Following the successful launch of AOL Hong Kong in September, our drive into new countries and regions continued with the introduction of America Online Brasil in November. Later this year, we'll extend our reach in the fast-growing Latin America market with AOL service launches in Argentina and Mexico.

And with two-thirds of its registrants living outside the US, ICQ is the leading international service. Eight million registrants use ICQ everyday, and the average user now keeps it on the desktop for 3 hours, and actively uses the service more than 1 hour each day.

International is yet another area in which the Time Warner merger will serve as a tremendous catalyst for further growth. Not only does Time Warner operate in more than 100 countries with thousands of employees abroad, but America doesn't have a more popular export than its news, entertainment and music properties. They will provide a huge competitive advantage in attracting audiences abroad.

Finally, the last quarter saw great advances in our AOL Anywhere strategy. And this month, we previewed AOL TV to rave reviews at the Consumer Electronics
Show. We will launch AOL TV later this year to create a whole new television-watching experience -- using interactivity to improve people's favorite at-home activity.

We have also just launched AOL e-mail on the Palm Computing platform -- with thousands of members already using the service -- and announced deals with Casio, Hewlett Packard and Compaq to offer AOL mail over their palm-top PCs.

The AOL Anywhere strategy was further strengthened by our acquisition of Tegic Communications, the global leader in text entry solutions for mobile devices, including most cell phones. As part of America Online, Tegic will continue to operate as a separate business unit out of Seattle, where it will enhance T9 Text Input, as well as other text-based functions, for a host of wireless devices.

AOL Anywhere is yet another area in which the Time Warner merger will provide an irresistible catalyst for growth. With its combined programming, audiences and technology, Barry Schuler and his team are tremendously excited about leveraging the Time Warner properties over AOL TV and creating entirely new types of entertainment on that platform, as well as all the companion devices.

News, financial, sports and entertainment content from Time Warner properties -- not to mention a range of new commerce opportunities -- will fill the growing pipeline for these mobile devices. As we follow our members anywhere and everywhere, the AOL Time Warner merger will ensure we give them every reason to stay connected.

So, all in all, it was a remarkable quarter in which AOL continued its spectacular growth and momentum in the same way we always have: by focusing on what our consumers need and want.

Our incredible progress over the last quarter -- and our kickoff of the first company built for the Internet Century -- demonstrate that we will continue to build value for consumers through the creation and development of powerful brands that meet their needs.

To turn a popular saying on its head, "everything new is new again."

This industry started over this week. AOL Time Warner represents a rare opportunity for the market to get in on the ground floor of an all-new medium like nothing we've ever seen before.

So if you think I'm excited about where AOL is today, and where we'll be tomorrow with Time Warner, you're exactly right!

J. Michael Kelly, Senior Vice President and Chief Financial Officer:

Thanks Bob.....

As you've heard from Steve and Bob, we had a very strong quarter on all fronts. What I would like to do today is review the consolidated results for the quarter as well as provide some thoughts on the valuation issues associated with our merger with Time Warner.

Once again, AOL's results underscore the positive trends in all of our operations, as well as how we translate our success with consumers into strong financial results.

In  addition  to  our  record   membership  gains,  the  strong  growth  we  are
experiencing in key metrics like online shopping and time spent online all indicate that our strategy of putting the consumer first is continuing to pay off. We are continuing to build multiple brands and multiple revenue streams, as well as extending the reach of our efficient infrastructure into new market segments and into new profitable revenue opportunities.

Key take-aways from the quarter:

We grew subscribers for AOL and CompuServe by 2.1 million, a 31% increase over our growth a year ago. This represents a record quarter for both AOL and for CompuServe.

With registration for our Web-based brands more than doubling in the past year to some 135 million.

We produced robust growth in Advertising, Commerce and Other revenues - up nearly 80% percent on a year over year basis. And, a 25% increase on a sequential basis.

This strong top-line growth and our continued focus on expense control drove a 160 basis point improvement in operating margins over the September quarter, to a new high of 19.7%.

Once again, we saw strong increases in EBITDA 108% and in free cash flows.

Clearly, all this amounts to a strong performance by any measuring.

Now let's review the consolidated results for the quarter in a little more detail.

Consolidated revenues for the quarter were $1.6 billion, an increase of 41% over last year. Subscription revenues were $1.1 billion, up 36% year over year.making this the first quarter in which our subscription revenues exceeded the billion dollar mark.

Our multi-brand strategy is clearly succeeding with the AOL brand continuing as the premier service in the mass market and with CompuServe as the clear leader in the value segment. Member retention has continued to improve for AOL, and has reached the highest levels we've ever seen. And when you think about the fact that in January, our average daily usage rose to 63 minutes a day, you begin to see how well we are positioned to execute in the years ahead.

At the end of December, we had 20.5 million AOL brand subscribers worldwide, an increase of 2.9 million in the first two quarters of our fiscal year. This growth trajectory puts us on track to comfortably meet our full-year target of approximately 5 million net adds for the AOL brand.

We added 440,000 CompuServe 2000 members during the quarter, putting total CompuServe 2000 members to over 1 million and combined CompuServe 2000 and CompuServe Classic membership to 2.5 million.

Additionally, this quarter for the first time we have added a new category of subscribers called Custom Solutions subscribers. These are subscribers to alternate branded services that we provide in conjunction with our partners like Gateway and Wal-mart. This category currently includes the base of approximately 740,000 Gateway.net subscribers -- which are over and above the 2.1 million new subscribers added by AOL and CompuServe services.

Advertising, Commerce and Other revenues continues to be our fasting growing component of revenue, reaching $437 million in the quarter. That's up almost 80% year over year and a healthy 25% from last quarter. This total includes $352 million in Advertising and Commerce, $47 million in Merchandise, and $38 million in Other revenues. Looking just at the Ad/Commerce portion, we saw sequential revenue growth of $80 million or more than 29%. That absolute growth -- not to mention, the percentage growth -- compares very favorably with other Internet companies and demonstrates AOL's ability to grow this business at a rapid rate even though we're growing from a substantially larger base.

In total, Advertising, Commerce and Other revenues now represent 27% of revenues, which compares with 21% a year ago. Advertising, Commerce revenues per member have grown from $4.31 per month a year ago to $5.83 per month in the December quarter.

During the quarter we signed 28 multiyear deals in excess of $1 million and Backlog now stands at $2.4 billion, up $365 million from last quarter. And over three times the size of our backlog last December.

Our Enterprise Solutions business continues performing to our expectations. Notably, this business signed nearly twice the number of $1 million-plus deals this quarter than just a quarter ago.

Moving down the income statement and starting with gross margin. Despite the fact that we added 1.2 million domestic users, 227,000 modems, and saw average daily usage climb to 57 minutes, we expanded gross margins from 46.1% last quarter to 48.8% this quarter. Our increasing scale drives operating and cost efficiencies -- indicated by the 10% sequential decline in average network cost per hour.

In the quarter, we generated EBITDA of $453 million, an increase of 17.4% sequentially. EBITDA margin has risen from 26.3% to 27.9% over the same time period. And over the last four quarters, we produced $1.4 billion in EBITDA.

Free-cash flow for the quarter was $109 million versus $89 million a year ago, an increase of 22.5%.

There were three non-recurring events reported this quarter.that are not included in the numbers I've just discussed with you.

First, we recognized a one-time gain of $111 million from our investment in Sandpiper, which was acquired by Digital Island in December. Second, we recorded a one-time marketing expense of $30 million in connection with our acquisition of Gateway.net subscribers. And, third, there's $5 million in merger-related expenses associated with the Tegic acquisition, which closed in November.

Moving now to Time Warner, clearly we are confident in our ability to drive superior results, successfully executing on the opportunity and driving a substantial increase in cash flows once the merger is consumated. As you might imagine, we've spent a good deal of time thinking through the valuation issues related to the AOL Time Warner merger. Let me share some of our thoughts:

We have said that the opportunities and synergies that Bob outlined earlier will drive incremental revenue and EBITDA growth that neither AOL nor Time Warner could achieve on its own.

The combined company will have a revenue base in excess of $40 billion in our first full year - and EBITDA of approximately $10 billion.

And our plan to achieve an increase in EBITDA in excess of $1 billion is not included in these totals above.

This would mean that the EBITDA growth rate for the combined company would be in the range of 30% in `01.

When you look at such companies as Microsoft, Cisco and Oracle - market leaders in their segments - their expected EBITDA growth rates are either lower than our targets or roughly the same as AOL Time Warner. Yet their shares have significantly higher EBITDA multiples than the implied multiple for AOL Time Warner. For instance, AOL Time Warner will have approximately the same EBITDA growth rate as Cisco, however they are trading at two times the multiple. And Microsoft, which is estimated to have EBITDA growth of approximately 20%, is trading at an EBITDA multiple which is 40% higher than the new company.

In addition, the leader in any segment trades at a premium to the sector. As the results we announced today underscore, AOL has dramatically strengthened its leadership in Internet consumer services. And, by integrating our assets and capabilities with the rich content, strong brands and infrastructure of Time Warner, we will create an even more valuable Internet Media and Communications company.

Now let me hand the call back to Steve for your questions.

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         Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by America Online, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by America Online at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from America Online by directing such request to America Online, Inc., 22000 AOL Way, Dulles, Virginia 20166, Attn: Investor Relations, tel: (703) 265-1741; e-mail: IR@AOL.com.

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THE FOLLOWING IS A RESPONSE THAT WOULD BE SENT TO AOL SUBSCRIBERS AND OTHERS WHO SEND EMAIL TO AOL INQUIRING ABOUT THE PROPOSED MERGERS INVOLVING AOL AND TIME WARNER.

Thank you for your e-mail about our planned merger with Time Warner. We are very excited about the potential of the combined Company -- AOL Time Warner -- that will quite literally change the landscape of media and communications in the new millennium.

At AOL, we work hard every day to fulfill our mission of building a medium as central to people's lives as the telephone and the television -- and even more valuable. Time Warner shares that vision -- and this merger advances the day when that vision becomes reality. We share a common commitment to our customers and a common vision for the future -- and we are confident that we will be a perfect fit together as one company.

We believe that AOL Time Warner will speed the growth of the Internet, making the online experience richer and more meaningful than ever before, for more people than ever before. We are particularly excited about the benefits this merger will bring consumers when high-speed broadband networks become even more widespread. Time Warner's cable connections already criss-cross the country, supplying more than 20 percent of American households with the potential for faster Internet connections and a greater range of online services.

We expect this merger to take place before year's end. Until the transaction closes, we will continue to operate our businesses separately. However, we already have started planning to ensure our two companies will come together seamlessly in a way that captures our full and combined potential. And, most importantly, AOL Time Warner will be committed to our highest priority -- that is providing the best and most innovative services for our members.

We look forward to being able to answer your specific questions as soon as we finalize our plans. Again, thanks for your interest.

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Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by America Online, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by America Online at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from America Online by directing such request to America Online, Inc., 22000 AOL Way, Dulles, Virginia 20166, Attn: Investor Relations, tel: (703) 265-1741; e-mail: IR@AOL.com.